SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Financial Statements for the Years Ended December 31, 2000 and 1999,
Supplemental Schedules for the Year Ended December 31, 2000
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS:
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 1999
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES:
FORM 5500, SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
FORM 5500, SCHEDULE H, ITEM 4j — SCHEDULE OF REPORTABLE TRANSACTIONS AS OF DECEMBER 31, 2000
EX-23 Consent of Independent Auditors

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Page

Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	3

Notes to Financial Statements	4

Supplemental Schedules:

Form 5500, Schedule H, Item 4i — Schedule of Assets Held for Investment Purposes as of December 31, 2000	11

Form 5500, Schedule H, Item 4j — Schedule of Reportable Transactions as of December 31, 2000	12

INDEPENDENT AUDITORS’ REPORT

June 18, 2001

To the Trustees and Participants of the
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2000	1999

INVESTMENTS, at fair value (Notes 1 and 3):

Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc.	$16,026,851	$13,222,776

Registered investment companies	44,253,047	51,921,533

Loans to participants	5,634,818	5,125,476

Investment in Master Trust (Note 5)	9,350,497	9,504,430

Non-Participant Directed Plan Investments:

Common stock — MCN Energy Group Inc.	30,801,002	26,067,448

Total Investments	106,066,215	105,841,663

OTHER ASSETS:

Cash on deposit and in transit	18,857	12,852

NET ASSETS AVAILABLE FOR BENEFITS	$106,085,072	$105,854,515

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

	PARTICIPANT
	DIRECTED PLAN	MCN RESTRICTED
	INVESTMENTS	STOCK FUND	TOTAL

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

Investment income	$5,431,252	$1,116,912	$6,548,164

Change in fair value of investments (Note 3)	(10,405,621)	4,324,324	(6,081,297)

Transfers by participants among investment fund, net	179,812	(179,812)	—

Transfers to loan fund	536,559	(536,559)	—

Transfers from loan fund	(407,130)	407,130	—

Interest on loans to participants	388,396	150,469	538,865

	(4,276,732)	5,282,464	1,005,732

Contributions:

Participant	3,456,172	—	3,456,172

Employer	477,343	1,470,561	1,947,904

	3,933,515	1,470,561	5,404,076

Total Additions (Deductions)	(343,217)	6,753,025	6,409,808

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

Benefits paid	(2,925,980)	(1,218,592)	(4,144,572)

Withdrawals	(1,324,662)	(699,033)	(2,023,695)

Interplan transfers, net	90,862	(101,846)	(10,984)

Total Deductions	(4,159,780)	(2,019,471)	(6,179,251)

NET INCREASE (DECREASE)	(4,502,997)	4,733,554	230,557

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	79,787,067	26,067,448	105,854,515

End of year	$75,284,070	$30,801,002	$106,085,072

The notes to the financial statements are an integral part of this statement.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees covered by the collective bargaining agreements who have attained three months of service effective January 1, 2001 for Detroit Local participants and July 1, 2001 for Greater Michigan Local participants. Prior to these dates, Plan participation was based on one year of service and age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by Michigan Consolidated Gas Company (MichCon or the Company), an indirect subsidiary of MCN Energy Group Inc. (MCN). Effective May 31, 2001, MCN and DTE Energy Company (DTE) were merged (Note 7) whereby DTE acquired all outstanding shares of MCN common stock. Effective May 31, 2001, all references to MCN common shares, dividends and stock funds included herein, are to be deemed DTE common shares, dividends and stock funds.

Contributions

Each employee electing to participate in the Plan is required to make regular contributions by payroll deduction. For all union locals, participant pre-tax and combined pre-tax and post-tax contributions are limited to 17% (prior to January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants, highly compensated participants were limited to pre-tax contributions of 8% and combined pre-tax and post-tax contributions of 15%, and non-highly compensated employees were limited to pre-tax contributions of 9% and combined pre-tax and post-tax contributions of 17%) of the participant’s compensation as defined in the Plan (Compensation), or such maximum rates as may be approved by the Internal Revenue Service.

The Company’s maximum matching contributions are limited, depending on years of service, to 2% to 6% of the participant’s Compensation. Seventy-five percent (sixty percent beginning January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants) of the Company’s matching contributions must be allocated to the MCN Restricted Stock Fund.

The Company contributes annually to the MCN Restricted Stock Fund accounts for Detroit Local and Greater Michigan Local participants on the active payroll who have at least 30 years of service on the measurement date which is March 1 of each year. The amount contributed annually by the Company is $600 in shares of MCN common stock.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching contribution portion of a participant’s account, plus actual earnings thereon, occurs after the participant completes five Years of Service.

Investment Options

Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the MCN Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period. With respect to the MCN Stock Fund, Company designated insider traders are limited to a 30-day window following the release of quarterly earnings. Contributions may be directed in any of the following investment options:

MCN Stock Fund — Fund invests solely in the common stock of MCN. This fund consists of two components, restricted and unrestricted. The restricted fund includes 75% of the employer match. Beginning January 2001 for Detroit Local participants and July 2001 for Greater Michigan Local participants, the restricted fund includes 60% of the employer match. The unrestricted fund may include employee contributions and any portion of the remaining employer matching contributions. This entire fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. MCN dividends accumulated under the ESOP are passed through to each participant within 90 days of the previous Plan year. Those participants who elected to receive a payout of such dividends for the 2000 and 1999 Plan years had to notify the Trustee in writing. Future dividends may be passed through to participants at the discretion of the MichCon Board of Directors.

Fixed Income Fund — Fund consists of higher quality investments consistent with the Fund’s objective to preserve principal while providing a stable rate of return to the participant. The investments of the Fixed Income Fund consist of the following: (1) contracts with insurance companies and other financial institutions providing for fixed rates of interest; and (2) investments in specific government and corporate marketable fixed income securities, which are managed by professional investment advisors.

Amounts invested in marketable securities are through or pursuant to contracts with insurance companies. These contracts provide for a guarantee of the principal invested and accrued interest under the contract. The interest rates under these contracts are

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

adjusted at least annually to recognize the impacts of changing interest rate conditions. Investment advisors for marketable fixed income securities may use fixed income futures and options to reduce the effect of market volatility on the Fund.

Legg Mason Value Institutional Portfolio Fund — Fund consists primarily of stocks that are believed to be undervalued and offer above-average potential for capital appreciation.

Loomis Sayles Small Cap Value Fund — Fund consists primarily of smaller capitalization common stocks, emphasizing both undervalued securities and securities of companies with significant growth potential.

Lord Abbett Developing Growth Fund — Fund consists primarily of stocks of selected small companies with long-range growth potential.

Putnam Fund for Growth and Income — Fund consists primarily of common stocks that offer potential for capital growth, current income, or both. The fund may also purchase corporate bonds, notes and debentures, preferred stocks, convertible securities (both debt securities and preferred stocks) or U.S. government securities.

Putnam Global Growth Fund — Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam International Growth Fund — Fund consists primarily of common stocks traded in securities markets located in a number of foreign countries and in the United States.

Putnam New Opportunities Fund — Fund consists primarily of common stocks of companies in sectors of the economy with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of small to mid-sized companies.

Putnam S&P 500 Fund — Fund consists primarily of stocks that closely approximates the return of the Standard & Poor’s (S&P) 500 index, which is an indicator of the U.S. stock market performance.

Putnam Voyager Fund — Fund consists primarily of common stocks of companies with potential for capital appreciation which is significantly greater than that of the market averages and generally invests a significant portion of its assets in the securities of smaller and newer issuers.

Vanguard U.S. Growth Fund — Fund consists primarily of large, high-quality seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

Western Asset Core Portfolio — Fund consists primarily of fixed-income securities with an average duration of four to six years.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Company pays 100% of the record-keeping and Trustee expenses.

Loans

Subject to limitations imposed by the Internal Revenue Code (IRC) and Department of Labor regulations, Plan provisions allow a participant to borrow from the Plan an amount up to 50% of the vested value of his or her salary reduction and ESOP accounts, up to a maximum of $50,000, at an interest rate of 2-1/2% over prime updated quarterly (rounded to the nearest 1/2%). The outstanding balances of loans are reported in the Loan Fund. Effective October 2000, a participant may have two plan loans outstanding at any time (prior to that time, only one loan could be outstanding at any time and annual loan refinancing was available).

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets shall be distributed ratably to the participants in proportion to the total values of their respective Plan accounts.

Each participating employer may withdraw from or terminate its participation in the Plan at any time. Under these circumstances, the Committee shall direct the Trustee to (1) segregate, in a separate trust, amounts held under the Plan which are applicable to the participants of such employer (in the event of withdrawal); or (2) distribute to the participants of such employer amounts attributable to such participants’ investments under the Plan (in the event of termination).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared under the accrual method of accounting.

Purchases and sales of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded when earned. Benefits are recorded when paid.

Investments are stated at fair value, which is generally based on quoted prices. A portion of the Fixed Income Fund is reported on or at contract value, which approximates fair value, because it is fully benefit responsive. Contract value represents contributions made under the contract plus earnings, less withdrawals and administrative expenses. Participant loans receivable are presented at cost, which approximates fair value.

The cost of securities sold or distributed is determined on the basis of average cost. The MCN Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between cost and market value of the shares distributed.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.	INVESTMENTS

The following is a summary of investments that represent 5 percent or more of the Plan’s net assets:

	December 31

	2000		1999

MCN Stock Fund — Restricted, 1,112,452 and 1,097,577 shares, respectively	$30,801,002	*	$26,067,448	*

MCN Stock Fund — Unrestricted, 578,848 and 556,748 shares, respectively	16,026,851		13,222,776

Putnam Fund for Growth and Income, 531,492 and 537,914 shares, respectively	10,395,983		10,096,648

Putnam Global Growth Fund, 743,914 and 610,228 shares, respectively	8,316,960		11,557,722

Putnam New Opportunities Fund, 95,565 and 79,200 shares, respectively	5,720,514		7,318,857

Putnam Voyager Fund, 720,984 and 664,328 shares, respectively	17,238,732		20,992,750

*	Non-participant directed

During 2000, the Plan’s investments decreased in value by $6,081,297 as follows:

Common Stock	$6,624,995

Registered Investment Companies	(12,706,292)

$(6,081,297)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

5.	DEFINED CONTRIBUTION PLANS MASTER TRUST

The Master Trust was established on August 1, 1988, and serves as a funding medium to certain employee benefit plans of the Company and its subsidiaries and affiliates which are qualified under Section 401(a) of the IRC.

The Master Trust consists of certain commingled assets of the Plan, MCN Energy Group Savings and Stock Ownership Plan, Citizens Gas Fuel Company Investment Share Plan and prior to January 19, 2001, the MichCon Home Services 401(k) Plan. The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 18% at December 31, 2000) of the Master Trust investments. The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 2000 and 1999 is as follows:

	2000	1999

Investments:

Temporary investments, at fair value	$5,171,361	$5,308,022

Insurance contracts, including accumulated interest, at contract value	46,794,937	46,859,452

Total investments	51,966,298	52,167,474

Assets held in Master Trust	$51,966,298	$52,167,474

The following is a summary of the change in net assets held in the Master Trust for the year ended December 31, 2000:

2000

Transfers into Master Trust	$45,680,789

Interest, dividend and other income on investments	3,205,939

Transfers out of Master Trust	(49,087,904)

Change in assets held	(201,176)

Net assets, beginning of year	52,167,474

Net assets, end of year	$51,966,298

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

7.	MCN MERGER WITH DTE ENERGY COMPANY

On May 31, 2001, MCN and DTE completed the merger that was announced on October 4, 1999. Under the merger agreement, DTE acquired all outstanding shares of MCN common stock. Based on elections made by the Trustee on behalf of Plan participants, participants will receive 0.715 of a share of DTE common stock per MCN share for 48.3% of their MCN shares and will receive $24 in cash per MCN share for their remaining shares. Additional changes to the Plan as a result of the merger are not expected to take place until January 2002.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 38-0478040, PN: 014

FORM 5500, SCHEDULE H, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2000

		(c)
	(b)	Description of investments including		(e)
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	Value

*	MCN Restricted Stock Fund	MCN Energy Group Inc., Common Stock	$20,414,712	$30,801,002

*	MCN Unrestricted Stock Fund	MCN Energy Group Inc., Common Stock	12,221,550	16,026,851

*	Fixed Income Fund	Investment in Master Trust	9,350,497	9,350,497

*	Legg Mason Value Institutional Portfolio Fund	Registered Investment Companies	138,442	127,473

*	Loomis Sayles Small Cap Value Fund	Registered Investment Companies	275,373	303,731

*	Lord Abbett Developing Growth Fund	Registered Investment Companies	117,421	102,886

*	Putnam Fund for Growth and Income	Registered Investment Company	10,690,135	10,395,983

*	Putnam Global Growth Fund	Registered Investment Company	9,803,630	8,316,960

*	Putnam International Growth Fund	Registered Investment Companies	481,466	441,253

*	Putnam New Opportunities Fund	Registered Investment Companies	6,485,006	5,720,514

*	Putnam S & P 500 Fund	Registered Investment Companies	1,064,500	1,147,820

*	Putnam Voyager Fund	Registered Investment Company	17,258,399	17,238,732

*	Vanguard U.S. Growth Fund	Registered Investment Companies	474,039	332,009

*	Western Asset Core Portfolio	Registered Investment Companies	123,290	125,686

*	Putnam	Cash on Deposit and in Transit	18,857	18,857

*	Loan Fund	Loans to Participants (Interest rates 9.00% to 11.00%)	—	5,634,818

			$88,917,317	$106,085,072

* Represents Party-in-Interest

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 38-0478040, PN: 014

FORM 5500, SCHEDULE H, ITEM 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

	(b)
	Description of asset
(a)	(include interest	(c)	(d)	(e)
Identity of party	rate and maturity	Purchase	Selling	Lease
involved	in case of a loan)	Price	Price	rental

Putnam Investments	MCN Restricted Stock Fund Common Stock	$3,169,577	n/a	n/a

	(34 Purchases)

Putnam Investments	MCN Restricted Stock Fund Common Stock	n/a	$2,760,346	n/a

	(48 Sales)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			(h)
	(f)		Current value
(a)	Expense	(g)	of asset on	(i)
Identity of party	incurred with	Cost of	transaction	Net gain
involved	transaction	asset	date	or (loss)

Putnam Investments	n/a	$3,169,577	$3,169,577	n/a

Putnam Investments	n/a	$2,061,769	$2,760,346	$698,577

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MichCon Investment and Stock Ownership Plan

	By:	/s/ Susan M. Beale Susan M. Beale Director DTE Enterprises, Inc.

/s/ Anthony F. Earley, Jr. Anthony F. Earley, Jr. Director DTE Enterprises, Inc.

/s/ Eric H. Peterson Eric H. Peterson Director DTE Enterprises, Inc.

Dated: June 29, 2001

EXHIBIT INDEX

Number       ____________________________________________________

      23             Independent Auditors’ Consent — George Johnson & Company